ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$13,772,942
CASH - RESTRICTED	327,949
RECEIVABLE FROM CLEARING BROKERS	10,538,409
TRADE RECEIVABLES	3,650,194
SECURITIES OWNED (Note 2):	
Marketable — at market value (including $45,908 securing payables to employees)	12,047,789
Not readily marketable — at fair value (including $5,280,763 securing payables to employees)	9,423,252
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $5,228,184	688,818
OTHER ASSETS	1,200,223
TOTAL	$51,649,576

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,523,389
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	8,412,819
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED (Note 4)	5,326,671
SECURITIES SOLD BUT NOT YET PURCHASED — At market value	1,492,500
Total liabilities	18,755,379
MEMBERS' EQUITY	32,894,197
TOTAL	$51,649,576

See notes to consolidated statement of financial condition